SINA Corporation

37F, Jin Mao Tower

88 Century Boulevard, Pudong

Shanghai 200121, China

July 27, 2015

VIA EDGAR

Ms. Kathleen Collins, Accounting Branch Chief

Mr. David Edgar, Staff Accountant

Ms. Joyce Sweeney, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	SINA Corporation (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2014 (the “2014 Form 20-F”)
Filed on April 29, 2014 (File No. 001-37361)

Dear Ms. Collins, Mr. Edgar and Ms. Sweeney:

This letter sets forth the Company’s responses to the comments contained in the letter dated July 13, 2015 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the 2014 Form 20-F.  The Staff’s comments are repeated below and are followed by the Company’s responses thereto.  All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2014 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2014

Item 3.D. Risk Factors

Risks Related to Our Business

Our board members or executive officers may have conflicts of interest, page 20

1.                                      We note your disclosure of potential conflicts of interests that an executive officer and a director of the company are also directors of Weibo. Please tell us what consideration was given to expanding this disclosure to encompass any potential conflicts of interest with all of the VIEs controlled by the company. In this regard, disclosure on page 68 indicates that shareholders of the ICP Company include a current and a former executive officer, a director, and a nominee shareholder of the company. Your disclosure should indicate the extent to which any VIE shareholders also have ownership interests, management positions, and/or board positions in the company, which may result in conflicts of interest between U.S. and VIE shareholders.

In response to the Staff’s comments, the Company respectfully proposes to revise in its future filings on Form 20-F the risk factor currently on page 20 of the 2014 Form 20-F and add another risk factor related to the potential conflicts of interest that nominee shareholders of the Company’s VIEs may have as follows (the revised part is in underline):

“Our board members or executive officers may have conflicts of interest.

One executive officer and one director of our company are also directors of Weibo. In addition, Weibo may continue to grant share incentive compensation to our directors, officers, employees and consultants from time to time. These relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for Weibo and us. Should such conflicts of interest arise, we cannot assure you that our directors and officers will act in the best interest of our company.

In addition, a director and an executive officer of our company are also the nominee shareholders of our VIEs and may have potential conflicts of interests arisen from their different roles. See ‘—Risks Related to Our Business—The shareholders of our VIEs may have potential conflicts of interest with us, which may adversely affect our business. We do not have any arrangements in place to address such potential conflicts.’

The shareholders of our VIEs may have potential conflicts of interest with us, which may adversely affect our business. We do not have any arrangements in place to address such potential conflicts.

We have designated individuals who are PRC citizens to be nominee shareholders of our VIEs in China. Among all shareholders of our VIEs, Mr. Yan Wang currently serves as our director and Ms. Hong Du currently serves as our president and chief operating officer. None of the VIEs’ shareholders beneficially owns more than one percent of the total outstanding ordinary shares of our company.

Although the VIEs’ shareholders are contractually obligated to act in good faith and in our best interest, we cannot assure you that when conflicts of interest arise, any or all of these individuals will act in the best interest of our company. If these individuals were to act in bad faith towards us, they may breach, cause our VIEs to breach or refuse to renew the existing contractual arrangements with us. Currently, we do not have any arrangements to address such potential conflicts of interest between these individuals and our company, except that we could exercise our transfer option under the share transfer agreements with the relevant individual nomine shareholder to request him/her to transfer all of his/her equity ownership in the relevant VIE to a PRC entity or individual designated by us. In addition, we also rely on those VIEs’ shareholders who are also our directors or officers to discharge their fiduciary duty owed to our company. There are, however, no specific provisions under Cayman Islands law on how to address potential conflicts of interest. If we cannot resolve any conflict of interest or dispute between us and the shareholders of our VIEs, we would have to rely on legal proceedings, which could distract management’s attention and subject us to substantial uncertainty as to the outcome of any such legal proceedings. As there remain significant uncertainties regarding the ultimate outcome of a legal action due to the limited number of precedents and lack of official guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law, we cannot assure you that conflicts will be resolved in our favor. If we are unable to resolve any such conflicts, or if we suffer significant delays or other obstacles as a result of such conflicts, our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and financial condition.”

Risks Related to Our Corporate Structure

We rely on contractual arrangements with our VIEs for our China operations…, page 22

2.                                      You disclose that you rely on contractual arrangements to control and operate the VIEs. Please tell us what consideration was given to disclosing that certain of the contractual arrangements may expire or be terminated. In addition, tell us what consideration was given to disclosing that you must rely on contractual arrangements to control the assets held by your consolidated affiliated entities, including critical revenue-producing assets.

In light of the Staff’s comments, the Company has reviewed the termination and expiration clauses of the VIE agreements by and among the Company’s wholly owned subsidiaries (the “WFOEs”), the Company’s VIEs and their respective shareholders. The Company believes that pursuant to the terms and conditions of the VIE agreements, where a VIE agreement is subject to a specific term, the relevant WFOE is entitled to extend the term unilaterally, and none of the VIEs or their respective shareholders has any right to unilaterally terminate any VIE agreement.

Except for the loan agreements, the share pledge agreements and the trademark license agreements, the VIE agreements will not expire until the dissolution of the relevant VIEs or the complete performance by the parties thereto. Loan agreements generally have a term of ten years except for certain loans related to the ICP Company which have a term of five years. For each loan, the relevant WFOE has the right to shorten or extend the term at its sole discretion. Among all the loans, the earliest expiration date is August 14, 2016 and the Company plans to extend the terms of the relevant loans through its WFOEs before the expiration. Under the share pledge agreements, the pledges will be effective until the third anniversary of the due date of the guaranteed debt, including but not limited to the relevant loans. Hence, the terms of the pledges will be automatically extended along with the extension of the corresponding loans. The term of the trademark license agreements is one year and is automatically renewed as long as such renewal is not objected by the WFOEs.

As to the termination right, certain VIE agreements, such as the agreements on authorization to exercise shareholder’s voting power, the exclusive technical services agreements, the exclusive sales agency agreements and the trademark license agreements, provide for the WFOEs’ right to unilaterally terminate the agreements. However, none of the VIE agreements provides for any unilateral termination right on the part of the VIEs or their respective shareholders.

In response to the Staff’s comment, the Company proposes to revise in its future filings on Form 20-F the summary of VIE agreements currently on pages 69 through 71 of the 2014 Form 20-F as follows to add additional disclosures of early termination rights provided under certain VIE agreements (the revised part is in underline):

“The following is a summary of the VIE agreements:

…

Agreements on Authorization to Exercise Shareholder’s Voting Power. Each shareholder of the VIEs has authorized STC, or Weibo Technology in the case of Weimeng, to exercise all his/her voting power as a shareholder of the respective VIE. The authorizations are irrevocable and will not expire until the respective VIE dissolves. Modification, supplement or adjustment of the terms may only be made with the consents from STC, or Weibo Technology in the case of Weimeng.

…

Exclusive Technical Services Agreements. Each of the VIEs has entered into an exclusive technical services agreement with STC, or Weibo Technology in the case of Weimeng, pursuant to which STC, or Weibo Technology in the case of Weimeng, is engaged to provide certain technical services to the VIEs, depending on the licenses obtained and held by the VIE.  These exclusive technical services agreements can only be prematurely terminated by STC, or Weibo Technology in the case of Weimeng, and will not expire until the respective VIEs dissolve, with the services fee being adjusted annually through written agreements.  Due to their control over the respective VIEs, our wholly owned subsidiaries have the right to determine the service fees to be charged to the respective VIEs by considering, among others, the technical complexity of the services, the actual costs that may be incurred for providing the services, the operations of each VIE, applicable tax rates, planned capital expenditures and business strategies.

…

Exclusive Sales Agency Agreements. Each of the VIEs has granted STC, or Weibo Technology in case of Weimeng, the exclusive right to distribute, sell and provide agency services for all the products and services provided by the VIEs. These exclusive sales agency agreements can only be prematurely terminated by STC, or Weibo Technology in the case of Weimeng, and will not expire until the respective VIEs dissolve. We have entered into the Exclusive Sales Agency Agreements to allow us to generate revenues from the VIEs in the form of sales agency fees if we decide to enter into sales agency arrangements with the VIEs in the future (when permitted under PRC laws).

Trademark License Agreements. STC, or Weibo Technology in case of Weimeng, has granted each of the VIEs trademark licenses to use the trademarks held by STC, or Weibo Technology in case of Weimeng, in specific areas, and each of the licensed VIEs is obligated to pay license fees to STC, or Weibo Technology in case of Weimeng. The term of these agreements is one year and is automatically renewed provided there is no objection from STC, or Weibo Technology in case of Weimeng. In addition, only STC or Weibo Technology in the case of Weimeng may terminate the respective trademark license agreement prematurely. We have entered into the Trademark License Agreements to provide other potential revenue-generating channels from the VIEs.”

Further, in response to the Staff’s comments on the Company’s reliance on contractual arrangements to control revenue-producing assets, the Company proposes to revise in its future filings on Form 20-F the risk factor currently on page 22 of the 2014 Form 20-F as follows (the revised part is in underline or strikethrough):

“We rely on contractual arrangements with our VIEs for our China operations, which may not be as effective in providing control over these entities as direct ownership. Any failure by our VIEs or their respective shareholders to perform their obligations under the contractual arrangements could have a material adverse effect on our business and financial condition.

Because PRC regulations restrict our ability to provide internet content and MVAS directly in China, we are dependent on our VIEs, in which we have little or no equity ownership interest, and must rely on contractual arrangements to control and operate ~~these~~the businesses and assets held by our VIEs, such as the Internet Content Provision License, the Value-Added Telecommunication Services Operating License, the Online Culture Operating Permit and certain trademarks, patents, copy rights and domain names. These contractual arrangements may not be as effective in providing control over these entities as direct ownership. If our VIEs or their respective shareholders fail to perform their respective obligations under the contractual arrangements of which they are a party, we may have to incur substantial costs and resources to enforce our rights under the contracts, and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. In addition, we cannot be certain that the individual equity owners of the VIEs will always act in the best interests of our company, especially after they have left our company. For example, if the shareholders of our VIEs were to refuse to transfer their equity interests in our consolidated affiliated entities to us or our designee when we exercise the option to purchase their equity interests pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their respective contractual obligations.

…”

Item 5. Operating and Financial Review and Prospects

F. Tabular Disclosure of Contractual Obligations, page 94

3.                                      We note that you include estimated interest payments on redeemable convertible notes in the table and disclose the principal amount and redemption provisions on page 95. Please tell us what consideration was given to including the principal amount in the appropriate column of the table along with the estimated interest payments. Refer to Item 5.F.1 of Form 20-F.

The Company respectfully advises the Staff that in light of certain uncertainties on payment of principal of the convertible senior notes due to the feature of put option and the conversion right as described under note 18 on Page F-55 of the 2014 Form 20-F, the Company made disclosures on the relevant features of the convertible senior notes, including its principal amount and repayment schedule, on page 95 of the 2014 Form 20-F immediately following the tabular disclosure on page 94 of the 2014 Form 20-F.

In response to the Staff’s comment, the Company proposes to revise its future filings on Form 20-F to include the principal amount of the convertible senior notes in the tabular disclosure along with the estimated interest payments currently on page 94 of the 2014 Form 20-F as follows with the relevant data being updated (the revised part is in underline or strikethrough):

“The following table sets forth our contractual obligations and commercial commitments as of December 31, 2014:

	Payments Due by Period
Contractual Obligations	Total	Less Than One Year	One to Three Years	Three to Five Years	More Than Five Years
	(US$, in thousands)
Operating leases obligation (1)	46,893	26,428	19,734	731	—
Purchase commitments(2)	233,302	216,566	16,200	297	239
~~Interest payment commitment~~ 	~~32,000~~ 			~~8,000~~
Other commitments(3)	832,000	8,000	16,000	808,000	—
Total contractual obligations	~~312,195~~	250,994	51,934	~~9,028~~	239
	1,112,195			809,028

(1)         Operating lease obligations include the commitments under the lease agreements for our office premises. We lease office facilities under non-cancelable operating leases with various expiration dates through 2019. Rental expenses for the years ended December 31, 2012, 2013 and 2014 were $17.4 million, $21.2 million and $27.3 million, respectively. The majority of the commitments are from our office lease agreements in China.

(2)         Purchase commitments mainly include minimum commitments for construction cost of new office building, internet connection, content and services related to website operation, MVAS costs and marketing activities. In May 2013, we entered into an agreement for the construction of a new office building in Zhongguancun Software Park, Haidian District, Beijing. The gross floor area for the new office building as planned is approximately 132,000 square meters and the aggregate construction cost is expected to be in the range of $230 -$250 million, to be paid in installments over the construction period.

(3)         ~~In November 2013, we issued $800 million in aggregate principle amount of 1.00% coupon interest convertible senior notes due on December 1, 2018 at par. We expect to pay cash interest at an annual rate of 1.00% on the convertible senior notes, payable semiannually in arrears in cash on June 1 and December 1 of each year, beginning June 1, 2014. As of December 1, 2018, we are required to redeem the notes unless it was early converted. We also offered a put option to the holders of the notes, which enable the holders to have the right to require us on December 1, 2016 to repurchase for cash all or part of the notes at a price equal to 100% of the principal amount of the notes plus accrued and unpaid interest to, but excluding the repurchase date.~~ Other commitments represent future maximum commitment relating to the principal amount and interests in connection with our issuance of $800 million in aggregate principle amount of 1.00% coupon interest convertible senior notes due on December 1, 2018, assuming all debt underlying the convertible senior notes is held to maturity and no conversion and repurchase would occur.

There are no claims, lawsuits, investigations and proceedings, including un-asserted claims that are probable to be assessed, that have in the recent past had, or to our knowledge, are likely to have, a material impact on our financial position, results of operations or cash flow.”

Item 18. Financial Statements

Notes to Consolidated Financial Statements

Note 11. Income Taxes, page F-35

4.                                      We note your policy disclosure regarding uncertain tax positions on page F-20. Please tell us what consideration was given to providing all of the disclosures required by ASC 740-10-50-15 and 15A.

The Company respectfully advises the Staff that the Company did not recognize any amount of unrecognized tax benefits and related interest and penalties in its financial statement during the presented periods in the 2014 Form 20-F in accordance with ASC740-10. Included in the long-term liabilities as of December 31, 2013 and 2014, there was approximately US$0.8 million (RMB4.9 million) unrecognized tax liability arising from transferring pricing arrangements between related parties in previous periods, which is immaterial to the consolidated financial statements for all periods presented. The Company also did not expect any significant increase or decrease in this unrecognized tax liability within 12 months following the reporting date. In general, the PRC tax authorities have up to five years to review a company’s tax filings. Accordingly, tax filings of the Company’s PRC subsidiaries and VIEs for tax years 2010 through 2014 remain subject to the review by the relevant PRC tax authorities. In the case of a transferring pricing related adjustment, the statute of limitation is ten years, which indicates that such arrangement will open for examination by PRC tax authorities from 2005 through 2014.

The Company will regularly review and assess its unrecognized tax benefits from uncertain positions and consider including additional discussion in the Company’s future filings if circumstance changes.

Note 14. Profit Appropriation, page F-42

5.                                      On page F-52 you disclose that the company performed a test on the restricted net assets of consolidated subsidiaries and VIEs and concluded that the restricted net assets did not exceed 25% of the consolidated net assets of the company as of December 31, 2014. Please tell us what consideration was given to disclosing the amount of retained earnings or net income restricted or free of restrictions. Refer to Rule 4-08(e) of Regulation S-X.

In response to the Staff’s comments, the Company respectfully proposes to revise in its future filings on Form 20-F the relevant disclosure currently on page F-42 of the 2014 Form 20-F as follows with the relevant data being updated (the revised part is in underline or strikethrough):

“Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The Company’s subsidiaries and VIEs in China are required to make appropriations to certain non-distributable reserve funds. In accordance with the laws applicable to China’s Foreign-Invested Enterprises (“FIEs”), its subsidiaries have to make appropriations from its after-tax profit (as determined under Generally Accepted Accounting Principles in the PRC (“PRC GAAP”) to non-distributable reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. General reserve fund is at least 10% of the after-tax profits calculated in accordance with the PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the respective company. The appropriation of the other two reserve funds is at the Company’s discretion. At the same time, the Company’s VIEs, in accordance with the China Company Laws, must make appropriations from its after-tax profit (as determined under the PRC GAAP) to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. Statutory surplus fund is at least 10% of the after-tax profits calculated in accordance with the PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the respective company.

General reserve fund and statutory surplus fund are restricted for set off against losses, expansion of production and operation or increase in register capital of the respective company. ~~These reserves are not transferable to the Company in the form of cash dividends, loans or advances. These reserves are therefore not available for distribution except in liquidation.~~  As a result of these PRC laws and regulations, the general reserve, statutory surplus and registered capital of PRC subsidiaries and VIEs are restricted in terms of being transferred to the Company either in the form of dividends, loans or advances. The balance of restricted net assets was $539.0 million or 22.3% of the Company’s total consolidated net assets as of December 31, 2014. Except for the above, there is no other restriction on the use of proceeds generated by the Company’s subsidiaries and VIEs to satisfy any obligations of the Company.”

*                                         *                                         *

The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings with the Commission;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding this submission, please contact the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom LLP, at (852) 3740-4863.

Very truly yours,

/s/ Bonnie Yi Zhang
Bonnie Yi Zhang
Chief Financial Officer

cc:	Charles Chao, Chairman of the Board and Chief Executive Officer, SINA Corporation
Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom LLP
Will H. Cai, Esq., Skadden, Arps, Slate, Meagher & Flom LLP